Everest REIT Investors I, LLC

199 SOUTH LOS ROBLES AVENUE, SUITE 200  ♦  PASADENA, CALIFORNIA  91101

TEL (626) 585-5920  ♦  FAX  (626) 585-5929

 October 10, 2016

To the Shareholders of

Moody National REIT I, Inc.

RE:NOTIFICATION OF OFFER TO PURCHASE

Dear Shareholder:

 Everest REIT Investors I, LLC is offering to purchase 670,000 common shares (the "Shares"), in Moody National REIT I, Inc. (the "Corporation"), for cash in the amount of $7.75 per Share upon the terms and subject to the conditions set forth in our Offer to Purchase dated October 10, 2016, and the related Transfer Agreement (together, the “Offer”).  Investors should consider the following:

•Our Offer gives you the opportunity to GET CASH IN 2016 for your Shares. The Corporation’s stock redemption plan has been suspended.

•The Corporation recently announced a non-binding letter of intent to merge with its affiliate, Moody National REIT II, Inc. for $10.25-$11.00 per Share; but approximately half of such amount, or more, would be paid in REIT II shares. REIT II’s shares are not listed on any exchange and have a highly uncertain value. REIT II advises that its estimated value for its shares, which would be paid for your Shares in the merger, should not be relied upon.

•The Corporation has provided no assurances that you would receive cash for your Shares if the merger is consummated. Shareholders of the Corporation will become shareholders of REIT II, which was organized in 2014 and is still selling its shares in its initial public offering. After more than 19 months, REIT II has raised less than 10% of the capital it is seeking from its initial public offering.

•REIT II did not qualify as a REIT for years 2014 or 2015 and the Corporation has not provided any assurances that REIT II will qualify as a REIT for 2016. Failing to qualify as a REIT will have adverse tax consequences for REIT II shareholders.

A Transfer Agreement is enclosed which you can use to tender your Shares. Please complete and execute this Transfer Agreement in accordance with the enclosed Instructions and return it in the envelope provided. You should read the entire Offer before tendering your Shares.

A copy of the Offer documents is available from the following website: Go to:  www.v-rooms.com/login/plus/ Login: Moody; Password: Password1 (case sensitive); or from the SEC’s EDGAR website at www.sec.gov; or a free copy will be mailed or emailed to you upon request to Stacey McClain in our Investor Relations department, at (800) 611-4613, or by email to MoodyOffer@everestworld.com. The Purchaser may extend the offer, in which case, the Purchaser will make a public announcement by press release and by posting on the foregoing website no later than 9:00 AM Eastern Time the next business day after the scheduled expiration date. The Offer to Purchase contains information required to be disclosed by Rule 14d-6(d)(1) under the Securities and Exchange Act of 1934 and is incorporated herein by reference.

Unless extended, our offer will expire at 5:00 pm Pacific Time on November 16, 2016.

 Very truly yours,

 Everest REIT Investors I, LLC